Pricing Supplement No. 6 dated August 1, 2002	Filed pursuant to Rule 424(b)(5)
(To Prospectus dated April 11, 2001 and	(File number 333-57888)
Prospectus Supplement dated September 5, 2001)	AVALONBAY COMMUNITIES, INC.

Medium-Term Notes—Fixed Rate

Principal Amount: $150,000,000	Issue Price (Public Offering Price): 99.879%
Net Proceeds to Issuer: $149,068,500	Agents' Discount Commission: 0.500%
Stated Maturity Date: August 1, 2007	Interest Rate: 5.000%
Original Issue Date: August 8, 2002	CUSIP 05348E AF6
Interest Payment Dates: February 1 and August 1	First Interest Payment Date: February 1, 2003

Redemption:

  ☐
  The Notes cannot be redeemed prior to the Stated Maturity Date.

  ☒
  The Notes may be redeemed prior to the Stated Maturity Date.

    Initial Redemption Date: See Additional/Other Terms.

    Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.

    Annual Redemption Percentage Reduction: N/A

Optional Repayment:

  ☒
  The Notes cannot be repaid prior to the Stated Maturity Date.

  ☐
  The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

    Optional Repayment Dates:

    Repayment Price:          %

Currency:

    Specified Currency: U.S. Dollars
    (If other than U.S. Dollars, see attached)
    Minimum Denominations:
    (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):        ☐  Yes        ☒  No

    Total Amount of OID:

    Yield to Maturity:

    Initial Accrual Period:

Form:        ☒  Book-Entry        ☐  Certificated

Agent:	☒ Lehman Brothers Inc.	☒ Banc of America Securities LLC
	☐ Fleet Securities, Inc.	☒ J.P. Morgan Securities Inc.
	☐ PNC Capital Markets, Inc.	☒ Salomon Smith Barney Inc.
	☒ Wachovia Securities, Inc.	☒ Other (names): Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Agent acting in the capacity as indicated below:

        ☐  Agent        ☒  Principal

If as Principal:

  ☐
  The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

  ☒
  The Notes are being offered at a fixed initial public offering price of 99.879% of principal amount.

If as Agent:

        The Notes are being offered at a fixed initial public offering price of      % of Principal Amount.

Exchange Rate Agent:    N/A

Recent Developments:

        On July 23, 2002, AvalonBay Communities, Inc. reported its results for the second quarter of 2002.

        Earnings per share for the quarter ended June 30, 2002 was $0.46 (diluted), compared to $0.57 (diluted) for the comparable period of 2001, a per share decrease of 19.3%. This decrease is primarily attributable to an increase in depreciation expense coupled with a decrease in rental income. For the six month period ended June 30, 2002, earnings per share was $0.97 (diluted) compared to $1.18 (diluted) for the comparable period of 2001, a per share decrease of 17.8%.

        Net operating income from the entire portfolio for the quarter ended June 30, 2002 decreased by $5,216,000 or 4.5% to $111,297,000 compared to the comparable period of 2001. Net operating income for the six months ended June 30, 2002 decreased by 2.2% to $224,762,000 from $229,719,000 for the comparable period in 2001.

        Included in earnings per share and net operating income for the three and six month periods ending June 30, 2002 is the recognition of $2,100,000 and $5,800,000, respectively, of business interruption insurance related to Avalon at Edgewater.

        The net operating income decreases, for the entire portfolio as well as for Established Communities as described below, were largely due to the effects of the national recession and to the relatively high occupancy and market rents experienced in certain of our submarkets in 2001.

Operating Results for the Quarter Ended June 30, 2002 Compared to the Prior Year Period

        Total revenue decreased by $1,574,000, or 1.0% to $160,785,000.

        For the company's Established Communities, rental revenue decreased 6.2%, comprised of a rental rate decline of 3.6% and a decrease in economic occupancy of 2.6%. Total revenue at these communities decreased $7,871,000 to $119,542,000 and operating expenses increased $624,000, or 1.8%. Accordingly, net operating income decreased by $8,495,000 or 9.1%.

Operating Results for the Six Months Ended June 30, 2002 Compared to the Prior Year Period

        Total revenue increased by $2,773,000, or 0.9% to $320,889,000.

        For Established Communities, rental revenue decreased 5.1%, comprised of a rental rate decline of 1.7% and a decrease in economic occupancy of 3.4%. Total revenue at these communities decreased $12,973,000 to $240,231,000 and operating expenses increased $1,411,000, or 2.1%. Accordingly, net operating income decreased by $14,385,000 or 7.7%.

Economic Occupancy

        For Established Communities, economic occupancy during the second quarter of 2002 was 93.6%, compared to 92.8% for the first quarter of 2002 and 96.2% for the second quarter of 2001. By measuring vacant apartments at their market rates, economic occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue. Economic occupancy is defined as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units at contract rates and vacant units at current market rents. Vacancy loss is determined by valuing vacant units at current market rents. Concessions are considered in calculating average rental rates although they are not taken into account in the contract rates or current market rents used to determine economic occupancy.

Financing and Liquidity

        As of June 30, 2002, the company had $179,700,000 outstanding under its $500,000,000 unsecured credit facility and unrestricted cash of approximately $9,500,000. This available cash, the unsecured credit facility and approximately $75,000,000 to $85,000,000 of cash retained from operations annually, is primarily intended for both the development and acquisition of new communities as well as for the redevelopment of existing assets.

Stock Repurchases and Redemptions

        The company announced that its Board of Directors has authorized a common stock repurchase program. Under this program, the company may acquire shares of its common stock in open market or negotiated transactions up to an aggregate purchase price of $100,000,000. Actual purchases of stock will vary with market conditions. The size of the stock repurchase program was designed so that retained cash flow, as well as the proceeds from sales of existing apartment communities and a reduction in planned acquisitions, will provide the source of funding for the program, with the company's line of credit providing temporary funding as needed.

        On July 12, 2002 the company redeemed all 2,300,000 outstanding shares of its 8.50% Series C Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.1417 in accrued but unpaid dividends to the redemption date, for an aggregate redemption payment of $57,825,910.

        In addition, on July 30, 2002, the company notified the holder of all 592,000 outstanding shares of its Series I Cumulative Redeemable Preferred Stock that the company will redeem all of those shares on August 29, 2002. On that date, the company will pay to the holder of the Series I Preferred Stock an aggregate amount of $14,605,922.66 as payment in full for the redemption of the shares, which amount includes all accrued and unpaid dividends.

Environmental Matters

        The following discussion is intended to supplement, but not replace, the information contained in the section entitled "Risk Factors—We may incur costs due to environmental contamination" beginning on page 4 of the accompanying prospectus dated April 11, 2001:

        All of our stabilized operating communities, and all of the communities that we are currently developing or redeveloping, have been subjected to at least a Phase I or similar environmental assessment, which generally does not involve invasive techniques such as soil or groundwater sampling. These assessments, together with subsurface assessments conducted on some properties, have not revealed any environmental conditions that we believe will have a material adverse effect on our business, assets, financial condition or results of operation. We are not aware of any other environmental conditions which would have such a material adverse effect.

        We are, however, aware that some of the subsurface assessments revealed some subsurface contamination which is either being remediated or monitored. Although we do not expect to incur any material costs in connection with this subsurface contamination, until the remediation and monitoring is complete we face the risk that additional costs will be required. For example, we are aware that the migration of contamination from an upgradient landowner near a community owned by us (Avalon at Silicon Valley, formerly known as Toscana) has affected the groundwater there. The upgradient landowner is undertaking remedial response actions and has installed a groundwater treatment system. We expect that the upgradient landowner will take all necessary remediation actions and ensure the ongoing operation and maintenance of the groundwater treatment system. The upgradient landowner has also provided an indemnity that runs to current and future owners of the property and upon which we may be able to rely if environmental liability arises from the groundwater contamination.

        We are also aware that certain communities have lead paint, and we are undertaking or intend to undertake appropriate remediation or management activity.

        When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at a community owned by us could require us to undertake a costly remediation program to contain or remove the mold from the affected community. In addition, the presence of significant mold could expose us to liability from residents and others if property damage or health concerns arise. We are not aware of the presence of any significant or material mold at any of our communities. On a routine basis, we implement procedures that we have established to prevent, control or remediate molds of any type or amount at our communities.

Use of Proceeds:

        AvalonBay will use the net proceeds from the sale of the Notes to reduce indebtedness outstanding under AvalonBay's unsecured revolving credit facility and for general corporate purposes.

        As of July 31, 2002, AvalonBay had borrowings of $287,700,000 outstanding under its $500,000,000 unsecured revolving credit facility. Under the unsecured revolving credit facility, AvalonBay can borrow in multiple 30-, 60-, 90-day tranches with interest rates based on the 30-, 60- or 90-day LIBOR rate, respectively, plus 60 basis points (0.60%). AvalonBay may, at its option, roll over each tranche at the then-current interest rate, assuming AvalonBay is then in compliance with financial and other covenants. At July 31, 2002, the outstanding tranches had a weighted average interest rate of 2.35% per annum and a weighted average maturity date of August 19, 2002, subject to extension through May 2005 (the final maturity date of the unsecured revolving credit facility if AvalonBay exercises its options to extend the unsecured revolving credit facility, subject to compliance with financial and other customary covenants contained in the unsecured revolving credit facility).

Plan of Distribution:

        Each of the agents has severally agreed to purchase from AvalonBay, and AvalonBay has agreed to sell to the Agents, the principal amount of Notes set forth opposite the Agent's name below:

Agent	Principal Amount of Notes
Lehman Brothers Inc.	$112,500,000
Banc of America Securities LLC	6,250,000
Goldman, Sachs & Co.	6,250,000
J.P. Morgan Securities Inc.	6,250,000
Morgan Stanley & Co. Incorporated	6,250,000
Salomon Smith Barney Inc.	6,250,000
Wachovia Securities, Inc.	6,250,000

$150,000,000

        The Agents propose to offer the Notes initially at the public offering price set forth above and to certain dealers at that price less a concession not in excess of 0.300% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.150% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the Agents may vary the public offering price and other selling terms from time to time.

        As described in the accompanying Prospectus Supplement dated September 5, 2001, the agents and their affiliates in the ordinary course of their respective businesses have engaged in, and may in the future engage in, investment and/or commercial banking transactions with AvalonBay and its affiliates. The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., one of the agents; Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the agents; Wachovia Bank, N.A., an affiliate of Wachovia Securities, Inc., one of the agents; and Citicorp Real Estate, Inc., an affiliate of Salomon Smith Barney Inc., one of the agents, are each a co-agent and a lender under AvalonBay's unsecured revolving credit facility. In addition, Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., one of the agents, is a lender under AvalonBay's unsecured revolving credit facility. To the extent that AvalonBay reduces indebtedness outstanding under the unsecured revolving credit facility, these lenders will receive their proportionate shares of any amounts repaid from the proceeds of the sale of the Notes.

        This offering complies with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc., which regulates some aspects of offerings in which more than 10% of the net offering proceeds might be paid to affiliates of the agents.

        For additional information concerning the offering and sale of the Notes, see "Supplemental Plan of Distribution" in the accompanying Prospectus Supplement dated September 5, 2001 and "How We Plan to Sell the Securities" in the accompanying Prospectus dated April 11, 2001.

Additional/Other Terms:

Other Terms:

        Settlement.    The Notes will be delivered on August 8, 2002.

        Reopening of Issue.    We may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

        Optional Redemption.    The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 60 and not less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

        Acceleration of Maturity; Make-Whole Amount.    If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the "Third Supplemental Indenture") the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on the Notes shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms of the Notes) plus accrued interest to the date the Notes are paid, then the Make-Whole Amount on the Notes shall also be immediately due and payable.

        Definitions.    Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

        "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

        "Reinvestment Rate" means 0.25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.